Exhibit 3.1

The first paragraph of Article Third of Salisbury Bancorp, Inc.’s Certificate of Incorporation shall be amended and restated to read in its entirety as follows:

THIRD: Capital Stock. The amount of the capital stock of the Corporation hereby authorized is ten million (10,000,000) shares of Common Stock, par value $0.10 per share and twenty-five thousand (25,000) shares of Preferred Stock, par value $0.01.

The remainder of Article THIRD will remain in full force and effect.